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MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH. DC

SEC FILE NUMBER
8-050159

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2006** (MM/DD/YY) AND ENDING **December 31, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
C-BASS Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 Madison Avenue, 19th Floor
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Weinstein — **212-850-7700** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

C-BASS CAPITAL LLC
(SEC I.D. No. A-050159)

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006,
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

C-BASS CAPITAL LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

AFFIRMATION

I, Bruce Williams, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of C-BASS Capital LLC as of and for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Signature — 2/27/07 Date

Bruce J. Williams

President and Chief Executive Officer

Title



Notary Public

GEOFFREY E. HADER
NOTARY PUBLIC, State of New York
No. 02HA5023167
Qualified in New York County
Commission Expires Jan. 31, 2010

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
C-BASS Capital LLC
New York, New York

We have audited the accompanying statement of financial condition of C-BASS Capital LLC (the "Company") as of December 31, 2006, and the related statements of income, cash flows, and changes in member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the *Securities* Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2007

C-BASS CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$ 369,458
DUE FROM PARENT	7,710
OTHER ASSETS	1,597
TOTAL	$ 378,765

LIABILITIES AND MEMBER'S EQUITY

ACCRUED LIABILITIES	$ 16,500
MEMBER'S EQUITY	362,265
TOTAL	$ 378,765

See notes to financial statements.

C-BASS CAPITAL LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES—Management fee	$ 75,000
EXPENSES:	
Compensation	50,000
Professional fees	16,500
Dues and licensing	5,166
Other expenses	1,205
Total expenses	72,871
NET INCOME	$ 2,129

See notes to financial statements.

C-BASS CAPITAL LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,129
Adjustments to reconcile net income to net cash provided by in operating activities:	
Decrease in due from Parent	51,728
Decrease in other assets	1,101
Decrease in accrued liabilities	(500)
Net cash provided by operating activities	54,458
NET INCREASE IN CASH AND CASH EQUIVALENTS	54,458
CASH AND CASH EQUIVALENTS— Beginning of year	315,000
CASH AND CASH EQUIVALENTS—End of year	$ 369,458

See notes to financial statements.

C-BASS CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS EQUITY FOR THE YEAR ENDED DECEMBER 31, 2006

	Total Member's Equity
BALANCE—January 1, 2006	$ 360,136
Net Income	2,129
BALANCE—December 31, 2006	$ 362,265

See notes to financial statements.

C-BASS CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

The Company—C-BASS Capital LLC, formerly known as Hemlock Capital, LLC, (the "Company"), a Delaware limited liability company, was formed in December 1996 as a wholly owned subsidiary of Credit-Based Asset Servicing and Securitization LLC ("C-BASS" or "Parent"). In January 1997, the Company acquired the assets (primarily organization costs) of C-BASS Capital Management Inc. The Company received approval from the National Association of Securities Dealers ("NASD") and became a registered broker-dealer in October 1997. The primary business activity of the Company consists of subservicing agreements with C-BASS, as described in Note 2 below.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash held by depository institutions and short-term investments with remaining maturities at acquisition of less than three months.

Income Taxes—As a limited liability company and wholly owned subsidiary of C-BASS, the Company is treated as a disregarded entity and is not subject to federal income taxes.

Concentration in Credit Risk—The Company is subject to credit risk with respect to cash balance maintained in one bank account. However, by policy, the Company is maintaining the account with a large national bank.

2. RELATED-PARTY TRANSACTIONS

During 2001, the Company entered into a Subservicing Agreement with C-BASS (the "Agreement") to provide management services with respect to certain REMIC residual interest portfolios of certain affiliates. As compensation for its services under this Agreement, the Company receives a per annum management fee equal to the greater of $75,000 or 1.5% of the aggregate incentive management fee received by C-BASS for such calendar year. The Company received $75,000 of such management fees in 2006 and was charged $50,000 by the Parent as its share of employee compensation related to the subservicing of the REMIC residual interest portfolios.

Due From Parent—Due from parent includes incentive management fees receivable, net of other expenses due to C-BASS.

The Company's occupancy costs are currently being absorbed by C-BASS.

3. NET CAPITAL REQUIREMENT

The Company has, as a condition of obtaining approval from the NASD, entered into a restrictive agreement with the NASD, which among other matters, limits the Company's operations to: (a) selling or private placement of interests in mortgages or other receivables, (b) servicing only institutional accounts, and (c) clearing and settling all transactions on a cash basis. In addition, pursuant to Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the greater of $250,000 or 6-2/3% of its aggregate indebtedness, as defined, and a Special Account for Exclusive Benefit of Customers (the "Special Account"). At December 31, 2006, the Company's net capital of $352,958 exceeded the minimum requirement by $102,958, and no balance was required to be deposited in the Special Account.

* * * * * *

C-BASS CAPITAL LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

NET CAPITAL—Total member's equity	$ 362,265
DEDUCTIONS AND/OR CHARGES—Nonallowable assets:	
Due from Parent	(7,710)
Other assets	(1,597)
Total nonallowable assets	(9,307)
NET CAPITAL	$ 352,958
AGGREGATE INDEBTEDNESS—Accrued expenses and other liabilities	$ (16,500)
MINIMUM NET CAPITAL REQUIREMENT (the greater of $250,000 or 6-2/3% of aggregate indebtedness)	$ 250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 102,958
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.05 to 1

There were no material differences between the above computation and the Company's corresponding amended and unaudited FOCUS Report as of December 31, 2006, filed on February 21, 2007.

C-BASS CAPITAL LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

The Company is exempt from the provsions of rule 15c3-3 under the Securities and Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2007

To the Member of
C-BASS Capital LLC
New York, NY 10017

In planning and performing our audit of the financial statements of C-Bass Capital LLC (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 27, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END